UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 8)
EMULEX CORPORATION
(Name of Subject Company)
EMULEX CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
292475209
(CUSIP Number of Class of Securities)
Randall G. Wick
Senior Vice President, General Counsel
3333 Susan Street
Costa Mesa, California 92626
(714) 662-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Jonathan K. Layne Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067 (310) 552-8500	Michelle A. Hodges Gibson, Dunn & Crutcher LLP 3161 Michelson Drive, Suite 1200 Irvine, California 92612 (949) 451-3800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2009 (as amended and supplemented from time to time, the “Statement”) by Emulex Corporation, a Delaware corporation (the “Company”), relating to the unsolicited tender offer by Fiji Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Broadcom Corporation, a California corporation (“Broadcom”), to acquire all of the issued and outstanding common stock, par value $0.10 per share, of the Company, including the associated preferred stock purchase rights, in exchange for $9.25 net per share in cash (less any applicable withholding taxes and without interest) upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 5, 2009 (with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.
     The voting instructions attached as Exhibit (a)(18) were posted to www.EmulexValue.com on June 19, 2009.
Forward-Looking Statements
     Certain statements contained in this Statement may constitute “forward-looking statements.” The Company may also make forward-looking statements in other filings with the SEC, in materials delivered to stockholders and in press releases. In addition, the Company’s representatives may from time to time make oral forward-looking statements. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “in the opinion,” “believes,” “intends,” “expects,” “may,” “will,” “should,” “could,” “plans,” “forecasts,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and similar expressions may be intended to identify forward-looking statements.
     Actual future results could differ materially from those described in the forward-looking statements as a result of a variety of factors. Except as required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances. The Company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. In light of the uncertainty of the economy generally, and the technology and storage segments specifically, it is difficult to determine if past experience is a good guide to the future and makes it impossible to determine if markets will grow or shrink in the short term. Recent disruptions in world credit and equity markets and the resulting economic uncertainty for the Company’s customers and the storage networking market as a whole has resulted in a downturn in information technology spending that has and could continue to adversely affect the Company’s revenues and results of operations. Furthermore, Purchaser’s unsolicited Offer to acquire all of the Company’s outstanding Shares, the related consent solicitation of Broadcom and Purchaser and any related litigation has created additional uncertainty, which may have an adverse effect on the Company’s operations. As a result of this uncertainty, the Company is unable to predict with any accuracy what future results might be. Other factors affecting these forward-looking statements include, but are not limited to, the following: slower than expected growth of the storage networking market or the failure of the Company’s Original Equipment Manufacturer (“OEM”) customers to successfully incorporate the Company’s products into their systems; the Company’s dependence on a limited number of customers and the effects of the loss of, or decrease or delays in orders by, any such customers, or the failure of such customers to make payments; the emergence of new or stronger competitors as a result of consolidation movements in the market; the timing and market acceptance of the Company’s or its OEM customers’ new or enhanced products; the variability in the level of the Company’s backlog and the variable and seasonal procurement patterns of the Company’s customers; impairment charges; the effects of terrorist activities, natural disasters and any resulting political or economic instability; the highly competitive nature of the markets for the Company’s products as well as pricing pressures that may result from such competitive conditions; the effect of rapid migration of customers towards newer, lower cost product platforms; possible transitions from board or box level to application specific computer chip solutions for selected applications; a shift in unit product mix from higher-end to lower-end or mezzanine card products; a decrease in the average unit selling prices or an increase in the manufactured cost of the Company’s products; delays in product development; the Company’s reliance on third-party suppliers and subcontractors for components and assembly; any inadequacy of the Company’s intellectual property protection or the potential for third-party claims of infringement; the Company’s ability to attract and retain key technical personnel; the Company’s ability to benefit from its research and development activities; the Company’s dependence on international sales and internationally produced products; the effect of acquisitions; the effect of changes in tax rates or legislation; or changes in accounting standards; and the potential effects of global warming and any resulting regulatory changes on the Company’s business. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are discussed elsewhere in this Statement, in the Company’s other filings with the SEC or in materials incorporated therein by reference. Statements made in connection with the Offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(18)	Voting Instructions posted to www.EmulexValue.com on June 19, 2009

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMULEX CORPORATION
By:	/s/ Natalie Smith
Name:	Natalie Smith
Title:	Senior Vice President, Finance

Dated:	June 19, 2009